

April 10, 2008

By U.S. mail and facsimile to (303) 639-6662

Mr. Gregory A. Frost, Executive Vice President and Chief Financial Officer
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

   RE: Janus Capital Group Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     File No. 1-15253

Dear Mr. Frost:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis, page 15

2007 Compared to 2006, page 17

1. In future filings please explain whether your purchase of the Stanfield securities was mandated by your agreements with the funds or other legal requirements and, if not, please provide a discussion of management's considerations in deciding to purchase the securities. Describe the process you use to make these decisions, the business, economic, operational and competitive factors considered, analyses

performed, etc. Clarify whether the Funds are required to dispose of a security that has been subsequently downgraded below the Funds' minimum rating criteria. Describe your exposure to other securities susceptible to downgrade to a rating below what is permitted to be held by a security in the Funds. Discuss the framework/process you will use to make future decisions to purchase downgraded securities when not contractually or legally obligated to do so. Clarify whether this issue is isolated to SIVs or whether there are other securities currently susceptible to downgrade. Provide a robust discussion of the potential impact from the downgrade of any securities held by the Funds that is reasonably likely to have an effect on your financial condition, liquidity or operations, clarifying the scope and extent beyond what is provided in the disclosure on pages 21-22 and 43-44. Discuss any known trends in market conditions, significant economic factors or other material underlying factors. Refer to Item 303 of Regulation S-K, including the required disclosure in Item 303(a)(4) relating to off-balance sheet arrangements, as applicable, and Section 501.02 of the FRR Codification. Please provide us with a sample of the disclosure you intend to provide in future filings.

2. Based on your disclosure on page 18, it is not clear how much the decrease in realized gains related to the sale of seed capital investments was. Please clarify. Please also tell us and disclose in future filings what your seed capital investments constitute, how you account for them, and why they were sold. You state that in the fourth quarter 2007, you evaluated your seed capital investments and determined that mutual funds and separate accounts in which you own a majority interest should be consolidated, with changes in market value reported in current period earnings, and as a result, you expect that future earnings will be impacted by fluctuations in the market value and amount of consolidated investments. Please explain to us how an evaluation of your seed capital led you to this determination. Clarify whether your previous accounting treatment was incorrect and, if so, how you have reflected this in your financial reporting. Explain why these amounts are apparently not being treated consistently in the periods reported and why you believe this disparity is appropriate under the applicable accounting guidance. Please ensure you disclose the earnings trends and events you observe due to such market fluctuations at the earliest possible time in your interim reports, in accordance with Item 303(a)(3) of Regulation S-K and Sections 216, 501.02, and 501.12.b.3 of the Financial Reporting Codification.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief